FORM U-6B-2/CERTIFICATE OF
                  NOTIFICATION under the Public Utility Holding
                    Company Act of 1935, as amended ("PUHCA")


   The Cincinnati Gas & Electric Company ("CG&E"), an Ohio corporation and electric and gas utility subsidiary of Cinergy Corp., a registered holding company ("Cinergy"), hereby affirms that it has borrowed the proceeds of the securities described below pursuant to an exemption under Section 6(a) of PUHCA:

1. Type of security: $94,000,000 State of Ohio Air Quality Development Revenue Bonds, consisting of 2004 Series A (in the amount of $47,000,000) and 2004 Series B (in the amount of $47,000,000)(The Cincinnati Gas & Electric Company Project) (the "Bonds"). The Bonds were issued and sold by the Ohio Air Quality Development Authority and CG&E borrowed the entire amount of the proceeds from the sale pursuant to separate but substantially identical loan agreements (one of which is applicable to each series of the bonds), with each loan agreement subject to a separate but substantially identical trust indenture for which Deutsche Bank National Trust Company is the trustee.

2. Issue, renewal or guaranty: issuance.

3. Principal amount: $94,000,000.

4. Annual rate of interest: variable, auction rate mode. The initial interest rate for each series of the Bonds is 1.92% per annum, which, following the initial interest rate period, is subject to change every 35 days pursuant to the auction rate procedures.

5. Date of issue: November 18, 2004.

6. Date of maturity: November 1, 2039.

7. Acquirer of the Bonds: the Bonds were initially acquired by Banc of America Securities LLC (2004 Series A), and Lehman Brothers Inc. (2004 Series B) pursuant to a bond purchase agreement.

8. Collateral: CG&E's payment obligations under the loan agreements are secured with separate but substantially identical municipal bond insurance policies (one applicable to each series) issued by XL Capital Assurance Inc.

9. Net proceeds to CG&E: approximately $92,427,000 (represents 100% of the principal amount of the Bonds less payment of various costs of issuance, including the underwriter's discount for each series and the initial premium for the bond insurance policies).

10. Use of proceeds: the Bonds will be used to provide funds to assist CG&E in financing its portion of the costs of acquiring, constructing and installing certain solid waste disposal facilities comprising air quality facilities at Units 7 and 8 of the Miami Fort Generating Station located in Hamilton County, Ohio.

11. Exemption claimed: Rule 52(a).

                                  The Cincinnati Gas & Electric Company


                                  By: /s/Wendy L. Aumiller
                                      Wendy L. Aumiller
                                      Treasurer

Dated:  November 23, 2004